ELBIT IMAGING ANNOUNCES
THE EXECUTION OF A DEFINITIVE AGREEMENT WITH BANK HAPOALIM

Tel Aviv, Israel, December 30, 2013, Elbit Imaging Ltd. (the "Company") (TASE, NASDAQ: EMITF) announced today, further to the Company's announcements on November 14, 2013 and on November 26, 2013 (collectively, the "Previous Announcements"), that following the receipt of the requisite approval from its unsecured financial creditors, it has entered into a definitive agreement with Bank Hapoalim B.M. (the "Bank") on the basis of the general terms of agreement that were approved by the Company's unsecured financial creditors, as described in the Previous Announcements (the "Definitive Agreement").
Consequently, the condition precedent included in the adjusted plan of arrangement described in the Company’s press release dated September 18, 2013 (and which was submitted to the Tel-Aviv Jaffa District Court (the "Court") in file No. 42576-02-13) (the "Arrangement"), pursuant to which an understanding will have been reached between the Company and the Bank, was fulfilled.
The closing of the Definitive Agreement is subject to certain other conditions precedent, including the approval of the Arrangement by the Court, the closing of the Arrangement and such other customary conditions precedent.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Arrangement will not be approved by the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, that the Company will be unable to refinance the loans owing to Bank Hapoalim, the risk that the Company will enter liquidation proceedings, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054